Filed Pursuant to Rule 433

Registration No. 333-150368

GMXR

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT

Michael J. Rohleder	James A. Merrill
President	Chief Financial Officer
405.254.5838	405.254.5805

UPDATING and REPLACING — GMX Resources Inc. Confirms Production Guidance and Updates Operational Guidance

Oklahoma City, Oklahoma, Monday, October 19, 2009 -- In a release issued earlier today by GMX Resources Inc., NASDAQ OMX Group: ‘GMXR’, under the same headline, please note the Company has added a new paragraph of information, which is now the 8th paragraph in this release. The updated release follows:

GMX Resources Inc., NASDAQ OMX Group: ‘GMXR’ (please visit www.gmxresources.com to view the latest corporate presentation) today announced the Company’s production for the three months ended September 30, 2009 is expected to meet its previous estimate of 3.4 billion cubic feet equivalent (“Bcfe”) of natural gas. The third quarter of 2009’s expected production is a 2% increase from 3.3 Bcfe in the second quarter of 2009 and a 4% decrease from 3.5 Bcfe in the third quarter of 2008. Since the second quarter of 2009, the Company has been operating a one rig Haynesville/Bossier Horizontal (“H/B Hz”) drilling program and has been able to maintain stable production with an approximate 50% reduction in capital expenditures.

Operational Update

The Company is currently rigging up with its second FlexRig™ 3 (Helmerich & Payne # 420) to drill H/B Hz wells in its East Texas acreage. It is expected that proceeds from the previously announced offerings will provide enough liquidity to include its third contracted rig and possibly its fourth contracted rig in its 2010 active drilling program. With the activation of the second H/B Hz rig, the Company is increasing its anticipated 2009 capital expenditure guidance from $157 million to $175 million. Anticipated 2010 capital expenditure guidance ranges from $180 million for a three H/B Hz rig drilling program to $220 million if the fourth contracted rig begins H/B Hz drilling in late March 2010 as scheduled.

We now have 7 H/B Hz wells with laterals in excess of 4,000’ that have produced between 30 and 210 days. The well production plots of these 7 wells are in line with corporate decline curves for estimated ultimate recoveries (EUR) of 5.4 – 6.5 Bcfe per well. In addition to its first nine producing H/B Hz wells, the Company has successfully drilled the Verhalen “C” 1H H/B Hz well and it is expected to be completed in late October 2009. Drilling and completion well costs for the Verhalen “C” 1H are expected to be below $7 million, which will be the lowest cost H/B Hz the Company has completed to date. The authorization for expenditure for our next H/B Hz well, the Bell 5H, is approximately $6.5 million.

The Company and Kinder Morgan Energy Partners, L.P. recently announced the signing of a definitive purchase agreement in which GMXR will sell a 40% interest in the newly created Endeavor Gathering LLC. to an affiliate of Kinder Morgan for $36 million. The closing is estimated to be on or about November 1, 2009 and is subject to certain customary closing requirements.

A full third quarter earnings and operational update is expected to be released no later than November 9, 2009.

GMXR is a ‘Pure Play’, E & P Company with one of the most leveraged Haynesville / Bossier Horizontal Shale Operations in East Texas. The Company has 465 Bcfe in proved reserves (YE2008); 94% of which are natural gas. The Company’s proved reserves are 81% operated.

Current production is derived from 9 gross / 9 net H/B producers, 324 gross / 186.9 net Cotton Valley Sand (“CVS”) producers and 45 gross / 37.5 net Travis Peak / Hosston Sands & Pettit producers. The Company has identified 768 gross / 520 net H/B Hz 80 acre potential un-drilled locations and 2,657 gross / 1,974 net CVS 20 acre potential un-drilled locations. These multiple resource layers provide the potential for repeatable, organic growth.

The Company has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (“SEC”) for each of the offerings to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplements in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the preliminary prospectus supplements and related prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC in writing at Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, New York 10010 or by toll-free telephone call at 1 (800) 221-1037 or by contacting Jefferies & Company, Inc. in writing at Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022 or by toll-free telephone call at 1 (888) 449-2342.

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. They include statements regarding the Company’s financing plans and objectives, drilling plans and objectives, related exploration and development costs, number and location of planned wells, reserve estimates and values, statements regarding the quality of the Company’s properties and potential reserve and production levels. These statements are based on certain assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes appropriate in the circumstances, including the assumption that there will be no material change in the operating environment for the Company’s properties. Such statements are subject to a number of risks, including but not limited to commodity price risks, drilling and production risks, risks relating to the Company’s ability to obtain financing for its planned activities, risks related to weather and unforeseen events, governmental regulatory risks and other risks, many of which are beyond the control of the Company. Reference is made to the Company’s reports filed with the Securities and Exchange Commission for a more detailed disclosure of the risks. For all these reasons, actual results or developments may differ materially from those projected in the forward-looking statements.